PRESS RELEASE

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Thistle Group Holdings, Co.              Contacts: John F. McGill, Jr., Chairman of the Board
Roxborough Manayunk Bank                           Chief Executive Officer
6060 Ridge Avenue                                  Pam Cyr, Director of Investor Relations
Philadelphia, PA  19128                            Thistle Group Holdings, Co.
                                         Phone:    215-438-3777
                                         Fax:      215-483-1038
                                         Web:      RMBgo.com

                                                   FOR IMMEDIATE RELEASE
                                                   June 4, 2002
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                     THISTLE GROUP HOLDINGS, CO. EXTENDS AND
                    REVISES TENDER OFFER TO $13.00 PER SHARE

PHILADELPHIA, PENNSYLVANIA, June 4, 2002 -- Thistle Group Holdings, Co. (the "Company") (NASDAQ: THTL) today announced that in connection with its offer dated May 7, 2002 to purchase up to 1,000,000 of its common shares, it has increased the price at which it will purchase the shares from a range of $11.50 to $12.50 per share to a set price of $13.00 per share. The increase in the price and the elimination of the range is a result of several factors, including
(1) an insufficient number of shares have been tendered to date under the original range; (2) offering to purchase at a fixed price eliminates uncertainty for those shareholders who are seeking to tender; (3) the Company's trading price increased at the time of the commencement of the Company's tender offer; and (4) a general increase in the market price of the stock of public thrift institutions since the commencement of the offer. The Company believes that the increase in the price per share will increase the likelihood of repurchasing 1,000,000 shares. The Company's financial advisor has issued an opinion affirming the fairness of the new price to stockholders from a financial point of view. The other terms of the offer remain the same.

In conformity with the rules and regulations of the Securities Exchange Act of 1934, which require tender offers to remain open for ten business days following an increase in the offer price, the Company has extended the tender offer for its common shares for ten business days, until 12:01 a.m., eastern time, on Wednesday, June 19, 2002. This tender offer was previously scheduled to expire at 5:00 p.m., eastern time, on Friday, June 7, 2002. Stockholders, who have previously tendered their shares and do not withdraw such shares, will receive $13.00 a share.

An amended offer to purchase and related materials for the tender offer will be mailed shortly. Stockholders may obtain the amended offer to purchase and related materials for free at the SEC's website at www.sec.gov. Persons with questions regarding this tender offer and requests for documentation should be made to Georgeson Shareholder, the Information Agent, at (866) 324-8876.


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NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY  RECOMMENDATION  TO ANY
SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

Thistle Group Holdings, Co. is a Philadelphia-based unitary thrift holding company whose principal subsidiary is Roxborough Manayunk Bank. At March 31, 2002, the Company had total assets, deposits and stockholders' equity of $740.9 million, $451.9 million, and $84.7 million, respectively.

The foregoing material may contain forward-looking statements. The Company cautions that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.